UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73933G202

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933G202	13D	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS Gary S. Winemaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,317,603
	8	SHARED VOTING POWER 676
	9	SOLE DISPOSITIVE POWER 3,317,603
	10	SHARED DISPOSITIVE POWER 676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,318,279
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 73933G202	13D	Page 3 of 4 pages

Explanatory Note

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 9, 2011, as amended to date, (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

●	Amount beneficially owned: 3,318,279, which includes 676 shares held of record by the Reporting Person’s spouse.

●	Percent of Class: 14.5%

●	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 3,317,603

○	Shared power to vote: 676

○	Sole power to dispose or direct the disposition of: 3,317,603

○	Shared power to dispose or direct the disposition of: 676

The above percent of class is based on 22,951,478 shares of the Issuer’s Common Stock outstanding as of May 26, 2023.

(c) During the past sixty days, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock. On July 20, 2023, the Reporting Person’s spouse disposed of 15,000 shares of Common Stock at a price of $3.15 per share in an open market transaction on the OTCPink market.

(d) None.

(e) Not applicable.

CUSIP No. 73933G202	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2023

	By:	/s/ Gary S. Winemaster
	Name:	Gary S. Winemaster